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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Angeles Income Properties, Ltd. 6
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
300 S. Grand Ave., Suite 3400
Los Angeles, CA 90071
(213) 687-5000
June 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No.

1	NAMES OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,641 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

27,641 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,641 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.

1	NAMES OF REPORTING PERSONS: AIMCO-GP, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,641 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

27,641 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,641 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,641 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

27,641 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,641 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: AIMCO IPLP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,462 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

5,462 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,462 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.

1	NAMES OF REPORTING PERSONS: AIMCO/IPT, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,462 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

5,462 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,462 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: COOPER RIVER PROPERTIES, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,506 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

3,506 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,506 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

     This Amendment No. 20 (this “Amendment”) amends Items 1, 2, 3, 5 and 7 of the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc. and Cooper River Properties, L.L.C.
Item 1. Security and Issuer.
     Item 1 is hereby amended and restated in its entirety as follows:
     This Statement relates to units of limited partnership interest (“Units”) in Angeles Income Properties, Ltd. 6, a California limited partnership (the “Partnership”). The address of the Partnership’s principal executive offices is 55 Beattie Place, PO Box 1089, Greenville, South Carolina 29602.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     (a) - (c), (f): This Statement is filed on behalf of AIMCO Properties, L.P., a Delaware limited partnership (“Aimco Properties”), AIMCO-GP, Inc., a Delaware corporation (“Aimco-GP”), Apartment Investment and Management Company, a Maryland corporation (“Aimco”), AIMCO IPLP, L.P., a Delaware limited partnership (“Aimco IPLP”), AIMCO/IPT, Inc., a Delaware corporation (“Aimco/IPT”), and Cooper River Properties, L.L.C., a Delaware limited liability company (“Cooper River”) (referred to herein collectively as the “Reporting Persons”). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of Aimco Properties, Aimco-GP and Aimco are located at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237. The principal executive offices of Aimco IPLP, Aimco/IPT, and Cooper River are located at 55 Beattie Place, P.O. Box 1089, Greenville, SC 29602. Annex I to this Amendment, which is incorporated herein by reference, sets forth a list of the executive officers and directors of Aimco, Aimco-GP and Aimco/IPT, their business address and information regarding their present principal occupation or employment.
     (d) - (e): During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to this Amendment (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Consideration.
     Item 3 is hereby supplemented by the addition of the following information:
     This Amendment is being filed after the conclusion of the tender offer by Aimco Properties to purchase outstanding units of limited partnership interest (the “Units”) of the Partnership at a price of $229.84 per unit, which was subsequently reduced to $222.52 per unit subsequent to the distribution of $7.32 per unit paid by the Partnership on June 13, 2007, pursuant to the terms and conditions set forth in the Offer to Purchase, dated April 2, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).
     At midnight, New York City time, on June 15, 2007, the Offer expired pursuant to its terms. A total of 3,556 Units, representing approximately 7.5% of the outstanding Units, were validly tendered and not properly withdrawn pursuant to the Offer. Aimco Properties has accepted for payment all of those Units. The Units were purchased with cash on hand.

Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) - (b): The information in lines 7 through 11 and 13 of each Reporting Person’s cover page in this Amendment is incorporated herein by reference.
     (c): Not applicable.
     (d): No other person is known to have the right to receive or the power to direct the receipt of distributions from, or any proceeds from the sale of, the Units beneficially owned by the Reporting Persons.
     (e): Not applicable.
Item 7. Material to be Filed as Exhibits.
Exhibit (a)   Joint Filing Agreement, dated June 21, 2007 (filed herewith).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 21, 2007

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
Its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.
Its General Partner

AIMCO/IPT, INC.

COOPER RIVER PROPERTIES, L.L.C.

By:	/s/ Martha Long

Martha Long
Senior Vice President

ANNEX I
OFFICERS AND DIRECTORS
     Executive Officers
     The names and positions of the executive officers of Apartment Investment and Management Company (“Aimco”), AIMCO-GP, Inc. (“Aimco-GP”) and AIMCO/IPT, Inc. (“Aimco/IPT”) are set forth below. All of the executive officers of Aimco also serve as executive officers of Aimco-GP and Aimco/IPT. Unless otherwise indicated, the business address of each executive officer is Aimco’s business address: 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237. Each executive officer is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation or Employment
Terry Considine	Chairman of the Board, Chief Executive Officer and President of Aimco

Jeffrey W. Adler	Executive Vice President — Conventional Property Operations of Aimco

Harry G. Alcock	Executive Vice President and Chief Investment Officer of Aimco

Timothy J. Beaudin	Executive Vice President and Chief Development Officer of Aimco

Miles Cortez	Executive Vice President, General Counsel and Secretary of Aimco

Patti K. Fielding	Executive Vice President — Securities and Debt, and Treasurer of Aimco

Lance J. Graber	Executive Vice President — Aimco Capital Transactions, East, of Aimco

Thomas M. Herzog	Executive Vice President and Chief Financial Officer of Aimco

James G. Purvis	Executive Vice President — Human Resources of Aimco

David Robertson	Executive Vice President, President and Chief Executive Officer — Aimco Capital of Aimco

Robert Y. Walker, IV	Executive Vice President and Conventional Operations Chief Financial Officer of Aimco

Scott W. Fordham	Senior Vice President and Chief Accounting Officer of Aimco

Martha L. Long 55 Beattie Place P.O. Box 1089 Greenville, SC 29602	Senior Vice President — Partnership Transactions of Aimco
A-1

     Directors
     The name, business address and present principal occupation or employment of each of the directors of Aimco are set forth below. The directors of Aimco-GP are Terry Considine and Thomas M. Herzog. The directors of Aimco/IPT are Terry Considine and Harry G. Alcock. Information relating to Mr. Herzog and Mr. Alcock is set forth above. Unless otherwise indicated, the business address of each director is also the address of the entity where the director conducts his principal occupation or employment. Each director is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation or Employment
Terry Considine 4582 South Ulster Parkway, Suite 1100 Denver, Colorado 80237	Chairman of the Board, Chief Executive Officer and President of Aimco

James N. Bailey 1 Winthrop Square, Suite 500 Boston, MA 02110	Senior Managing Director and Treasurer of Cambridge Associates, LLC, an investment consulting firm

Richard S. Ellwood 12 Auldwood Lane Rumson, NJ 07660	Retired

J. Landis Martin 199 Broadway Suite 4300 Denver, CO 80202	Founder of Platte River Ventures LLC, a private equity firm

Thomas L. Rhodes 215 Lexington Avenue 4th Floor New York, NY 10016	Chairman and President of National Review magazine

Michael A. Stein 22021 20th Avenue SE Bothell, WA 98021	Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company
A-2